EXHIBIT 21.1

CUTERA, INC. SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Organization

Cutera Japan KK	Japan

Cutera UK Limited	United Kingdom

Cutera France SARL	France

Cutera Spain SL	Spain

Cutera Switzerland GmbH	Switzerland

Cutera Australia Pty Ltd	Australia

Cutera Canada Inc	Canada

Cutera Germany GmbH	Germany

Cutera Hong Kong Limited Cutera Italy SRL Cutera Belgium SPRL	Hong Kong Italy Belgium